UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT

TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2006.

Commission File Number: 000-51933

LABOPHARM INC.

480 Armand-Frappier Blvd.

Laval, Québec, Canada

H7V 4B4

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☐     Form 40-F  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): Yes  ☐     No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): Yes  ☐     No  ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g-3 under the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82- .

TABLE OF CONTENTS

Exhibits

99.1	Labopharm to Present at Bank of America 2006 Specialty Pharmaceuticals Conference in Southampton, New York

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LABOPHARM INC.

Date: August 4, 2006	By:	/s/ Lynda Covello
	Name:	Ms. Lynda Covello
	Title:	General Counsel and Corporate Secretary

Press Release

Labopharm

FOR IMMEDIATE RELEASE:

Labopharm to Present at Bank of America 2006 Specialty Pharmaceuticals

Conference in Southampton, New York

LAVAL, Quebec, CANADA (August 4, 2006) – Labopharm Inc. (TSX: DDS, NASDAQ:DDSS) today announced that James R. Howard-Tripp, President and Chief Executive Officer of the Company, will present at the Bank of America 2006 Specialty Pharmaceuticals Conference in Southampton, New York on Thursday, August 10, 2006 at 12:45 p.m. (ET).

Interested parties may access the live webcast by visiting the “Latest Webcasts” section of the homepage at www.labopharm.com or http://www.veracast.com/webcasts/bas/sp06/id99106286.cfm. Please connect at least 15 minutes prior to the presentation to ensure adequate time for any software download that may be required to join the webcast. An audio archive of the presentation will be available until September 10, 2006.

About Labopharm Inc.

Labopharm Inc. (TSX: DDS, NASDAQ:DDSS) is an international, specialty pharmaceutical company focused on the development of drugs incorporating Contramid®, the Company’s proprietary advanced controlled-release technology. Labopharm’s lead product, a once-daily formulation of the analgesic tramadol, is marketed in Germany and has received regulatory approval in 21 other European countries. In the U.S., the Company’s NDA for once-daily tramadol is under review at the FDA and the Company has secured a licensing and distribution agreement with Purdue Pharma, a premier marketer of long-acting pain medications. The Company’s pipeline includes a combination of proprietary and partnered programs with products both in clinical trials and in preclinical development. For more information, please visit www.labopharm.com.

This press release contains forward-looking statements, which reflect the Corporation’s current expectations regarding future events. The forward-looking statements involve risks and uncertainties. Actual events could differ materially from those projected herein and depend on a number of factors, including the successful and timely completion of clinical studies, the uncertainties related to the regulatory process and the commercialization of the drug thereafter. Investors should consult the Corporation’s ongoing quarterly filings and annual reports for additional information on risks and uncertainties relating to these forward-looking statements. The reader is cautioned not to rely on these forward-looking statements. The Corporation disclaims any obligation to update these forward-looking statements.

At Labopharm	At The Equicom Group
Warren Whitehead	Jason Hogan – Toronto
Chief Financial Officer	Investor and Media Relations
Tel: (450) 686-1017	Tel: (416) 815-0700 Ext 222
ir@labopharm.com	jhogan@equicomgroup.com